July 6, 2015

Ms. Elizabeth Bentzinger

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the 485A filing submission number 0001324443-15-000063

Dear Ms. Bentzinger:

This letter is in response to the comments you provided on June 9, 2015, to the 485A filing (PEA #111) submitted on April 27, 2015, with respect to the American Independence Large Cap Growth Fund, a series of the American Independence Funds Trust (the “Fund”).

Below, please find the response to each comment provided. Included with this correspondence letter is a copy of a red-lined version of the prospectus and statement of additional information for your review.

A.    The following comments and responses relate to the Fund’s Prospectus:

1.     Comment: Please be sure to update the Edgar website to reflect the ticker symbols for the American Independence Large Cap Growth Fund (the “Fund”).

Response: We have updated the Edgar website with the applicable ticker symbols for the Fund.

2.     Comment: In the fee table under “Fees and Expenses of the Fund”, please revise to note that the Maximum Sales Charge Imposed is the offering price at the time of purchase pursuant to instruction 2(a)(1) under Item 3.

Response: We have amended the line item of the fee table regarding the maximum deferred sales charge to the following: “Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price at the time of purchase).”

3.     Comment: In the fee table under “Fees and Expenses of the Fund”, please remove footnote #2.

Response: We have removed footnote #2 from the fee table.

4.     Comment: Please include a second expense example where shares are not redeemed.

Response:  We have included a second table showing the expenses if a shareholder were not to redeem their shares at the end of each period.

5.     Comment: Please state in your response letter that, in the Expense Example, the expense limitation was only for the first year.

Response:  Yes, our Expense Example only reflects the expense limitation for the first year.

6.     Comment: In the first paragraph under Principal Strategies, please explain the difference in the market capitalization range found within the Russell 1000® Index for the June 27, 2014 time period in the summary section and that  from the range through October, 2014 in the more about the funds section.

Response:  We have updated this information through the most recent reconstitution as of May 29, 2015 in both sections.

7.     Comment: Please define and explain “ADR” in the first paragraph under Principal Strategies and consider replacing with Depositary Receipt in general.

Response: We have updated the Prospectus to refer to Depositary Receipts in general and have explained.

8.     Comment: Please explain sponsored and unsponsored depositary receipts.

Response: We have explained in the first paragraph the difference between unsponsored and sponsored depositary receipts.

9.     Comment: Please disclose in the Summary section of the Prospectus foreign securities risk.

Response: We have included under Principal Risks in the Summary section of the Prospectus foreign securities risk.

10.  Comment: In the first bullet point under Principal Risks (“Will invest at least 80% of the Fund's net assets, plus any borrowings for investment purposes, in large-cap companies”) “U.S.” is missing  before large-cap companies.

Response: We have inserted “U.S.” prior to “large-cap companies” in the first bullet point.

11.  Comment: Under the strategies, it states that the Fund may invest in ETFs. To the extent that it will invest in ETFs, please disclose as a separate line item in the Expense Table the percentage of acquired fund fees and expenses if it is estimated that such percentage will exceed 1%.

Response: Investments in ETFs are not part of the principal investment strategy. Therefore, the estimated percentage of acquired fund fees and expenses is not expected to exceed 1%.

12.  Comment: In the paragraph following Principal Risks, please consider breaking out the following sentence:

The Fund is subject to management risk, because it is an actively managed investment portfolio, and may not achieve its objective if the sub-adviser’s expectations regarding particular securities or markets are not met.

Response: We have pulled out that sentence and added it as an individual risk item below the initial paragraph under Principal Risks.

13.  Comment: In the Principal Risks section, the Depositary Receipt Risk refers to currency risk. Please explain currency risk.

Response: Under Principal Risks, we have added a section for Foreign Investments Risks and have included a sub-section on Currency Risk. We have noted under Depositary Receipt Risk a reference to this Currency Risk sub-section.

14.  Comment: In “Investment Company and ETF Risk” under Principal Risks, it refers to the risk of investing in hedge funds and other privately offered funds. Please remove such reference unless the Fund intends to use such types of investments.

Response: The following sentence at the end of Investment Company and ETF Risk has been stricken:  Investing in hedge funds and other privately offered funds involves the additional risks of limited liquidity and potentially significant volatility. In addition, in response to another comment, we have taken out “Investment Company and ETF Risk” from the Summary section of the Prospectus given that it is not a Principal Risk.

15.  Comment: Under the “Purchase and Sale” section of the Summary Prospectus, please make note that a shareholder may purchase or redeem on any business day.

Response: We have updated that section as follows:

“How to purchase and redeem shares on any business day:”

16.  Comment: Please review the disclosure provided in response to Item 4 and Item 9(b) of Form N-1A and revise per the June 2014 IM Guidance.

Response: We have revised the Summary section of the Prospectus (in response to Item 4) and have provided a more succinct response, and have left the more lengthy response in “More About the Fund” (in response to Item 9(b)).

17.  Comment: Please state whether or not the Objective of the Fund is fundamental.

Response: The Objective of the Fund is fundamental and we have added the appropriate disclosure to the Prospectus under “More About the Fund”.

18.  Comment: As stated in Item 9(c) of Form N-1A, please list all principal risks; you are missing depositary receipts risk, which is disclosed in the Summary Section, but not in the Related Risks section under “More About the Fund”.

Response: We have added the same risk disclosure for depositary receipts in the Risk section under “More About the Fund”.

19.  Comment: In the Related Risks section under “More About the Fund”, please move all non-principal risks to the SAI or clearly state which risks are principal and which ones are not.

Response: We have separated small cap risks from mid-cap risks and moved the disclosures on small cap risks to non-principal risks.

20.  Comment: Under Related Risks, please relate the “Stock Market and Equity Risk” to what is provided in the Principal Risks in the Summary section.

Response: We have updated the title of the risk in the “More About the Fund” section to “Equity Securities Risk”, as described in the Summary section.

21.  Comment: Mid- and Small-Cap Risk is listed under Related Risks, please either include in the Principal Risks section of the Summary or state that it is not a principal risk.

Response: We have updated the Related Risks section in “More About the Fund” to include just Mid-Cap Risk and have moved Small-Cap Risk to a non-principal risk section.

22.  Comment: Under Related Risks, please relate the “Market Sector Risk” to the “Sector Concentration Risk” listed under Principal Risks in the Summary section.

Response: We have updated Related Risks to correspond to the Principal Risks in the Summary section and they both now read “Sector Concentration Risk”.

23.  Comment: Under Related Risk, please revise the sub-bullets under “ETF and Other Investment Company Risk” to include reference to closed end funds and other investment companies and not just ETFs.

Response: We have revised the sub-bullets accordingly.

24.  Comment: Under High Portfolio Turnover Risk, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response: We have updated the language for High Portfolio Turnover Rate risk to the following:

High Portfolio Turnover Rate Risk.  The Fund may have a relatively high turnover rate compared to many mutual funds.  A high portfolio turnover rate (100% or more) has the potential to result in increased brokerage transaction costs which may lower the Fund’s returns.  Furthermore, a high portfolio turnover rate may result in the realization by the Fund, and distribution to shareholders, of a greater amount of short-term capital gains than if the Fund had a low portfolio turnover rate.  Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal income tax laws.  This could result in a higher tax liability and may lower an investor’s after-tax return.

25.  Comment: Please move the section on Rule 12b-1 currently on page 21 of the Prospectus to the respective share class as outlined in Item 12(a) and (b) of Form N-1A.

Response: We have moved the information on Rule 12b-1 fees up to the section after sales loads under Choosing a Class of Shares.

26.  Comment: Where it is stated that the Fund may reject a purchase order, please disclose the maximum amount of time to reject and inform the shareholder.

Response: We have updated the language in the Fund’s Prospectus to reflect the following:

We have the right to reject any purchase order (including an exchange into a Fund) or suspend or modify a Fund's sales of its shares under certain circumstances. These circumstances include, but are not limited to, failure by you to provide additional information requested, such as information required to verify the source of funds used to purchase shares, your identity or the identity of any underlying beneficial owners of your shares. Furthermore, we are required by law to close your account if you do not provide the required identifying information; this would result in the redemption of shares at the then-current day's NAV and the proceeds would be remitted to you via check. We will attempt to verify your identity within a reasonable time frame (e.g., 14 days) which may change from time to time.

27.  Comment: In accordance with Item 12(a)5 of Form N-1A, state whether the Fund makes available free of charge, on or through the Fund’s Web site at a specified Internet address, and in a clear and prominent format, the information required by paragraphs (a)(1) through (a)(4) and Item 23(a), including whether the Web site includes hyper links that facilitate access to the information. If the Fund does not make the information required by paragraphs (a)(1) through (a)(4) and Item 23(a) available in this manner, disclose the reasons why it does not do so (including, where applicable, that the Fund does not have an Internet Web site).

Response: We have added language that the Fund makes available the information required under Item 12(a)(1) through 12(a)(4) in its Prospectus which is available on its website at www.americanindependence.com, specifically under the “Documents” and “Solutions” links.

28.  Comment: On page 19 under “Other Rights We Reserve”, please clearly identify under the last bullet point under what circumstances you may reject a telephone redemption.

Response: We have added the following at the end of the last bullet point: “in such circumstances when the caller is unable to verify personal information on the account.”

29.  Comment: Under Excessive Trading Policy, please disclose only to purchase side in the second paragraph, see Section 22e of the Investment Company Act.

Response: We have updated the following paragraph to include the word “purchase” after “exchange”:

The Trust has adopted policies and procedures designed to detect and deter frequent purchases and redemptions of Fund shares or excessive or short-term trading that may disadvantage long-term Fund shareholders. The Fund reserves the right to restrict, reject or cancel, without any prior notice, any purchase or exchange purchase order for any reason, including any purchase or exchange purchase order accepted by any shareholder's financial intermediary.

30.  Comment: On page 21 under “Calculating Share Price”, carve out Class A and Class C sales loads.

Response: We have added additional language about the price a shareholder will pay when purchasing or the price it will receive when redeeming for each applicable share class.

31.  Comment: In the last sentence of the last paragraph under “Distribution and Service Fees”, expand to indicate that it may cost a shareholder more over the long run as stated in Item 12(b)(2) of Form N-1A.

Response: The last sentence in the first paragraph under “Distribution and Service Fees” has been amended to the exact wording as found in Item 12(b)(2) of Form N-1A.

32.  Comment: On the back cover of the Prospectus, please remove the words “text only” in the sentence that refers to obtaining copies from the SEC.

Response: We have removed the words “text only” from that sentence on the back cover.

B.    The following comments and responses relate to the Fund’s Statement of Additional Information (“SAI”):

1.     Comment: On the cover page of the SAI, please revise to say that it only describes the Large Cap Growth Fund.

Response: We have updated the cover of the SAI to reflect that it is only pertaining to the Large Cap Growth Fund.

2.     Comment: On page 9, in the section on derivatives, please state whether when calculating the 80% derivatives are included and if they are, confirm that it is the market value and not the notional value that is used in determining the 80%.

Response: We confirm that in calculating the 80% investment policy that the market value of the derivatives will be used and not the notional value.

3.     Comment: On page 19, under “Investment Limitations” in the paragraph regarding exceeding investment limitations due to market appreciation, please note that the 15% limit on illiquid securities is not limited to at the time of purchase.

Response: We have updated that paragraph as follows:

Except as set forth in the investment limitation on borrowing and the investment limitation on illiquid securities, if a percentage restriction on investment policies or the investment or use of assets set forth in the Prospectus or SAI are adhered to at the time a transaction is effected, later changes in percentage resulting from changing assets values will not be considered a violation. If events subsequent to a transaction result in the Fund exceeding the percentage limitation on illiquid securities, the Adviser will take appropriate steps to reduce the percentage held in illiquid securities, as may be required by law, within a reasonable amount of time.

4.     Comment: On page 26, under “Codes of Ethics”, please state whether the Fund’s principal underwriter has adopted a code of ethics.

Response: We have updated that section to state that the Fund’s principal underwriter has adopted a Code of Ethics.

5.     Comment: On page 29, under “Custodian, Transfer Agent and Dividend Disbursing Agent”, please include the addresses for INTRUST Bank and BFDS.

Response: We have updated that section to include the addresses for INTRUST and BFDS.

6.     Comment: On page 31, under “Shares of Beneficial Interest”, please update the reference to the number of funds in the Trust and the number represented in this SAI.

Response: We have updated the first paragraph in that section to reflect the appropriate numbers and information.

7.     Comment: As stated in Item 19(b) of the Form N-1A, state the name and principal business address of any principal underwriter for the Fund.

Response: Under “Investment Advisory and Other Services”, we have added a section on the name and address of the Fund’s principal underwriter.

8.     Comment: Pursuant to Item 25(a) of Form N-1A, please include the following items with respect to the principal underwriter:

(a)    The nature of the obligation to distribute the Fund’s securities;

(b)   Whether the offering is continuous; and

(c)   The aggregate dollar amount of underwriting commissions and the amount retained by the principal underwriter for each of the Fund’s last three fiscal years.

Response: Please see the updated language in the redlined SAI under “Investment Advisory and Other Services”, specifically, the newly added section “Distributor”.

9.     Comment: Under “Disclosure of Portfolio Holdings”, please state that the Fund will also file quarterly holdings reports (NQs) as well.

Response: We have updated that section to reference quarterly holdings reports as of January 31 and July 31 are also filed with the SEC.

10.  Comment: Appendix A has no cross-reference within the SAI.

Response: We have added references in the options and futures sections under “The Investment Policies, Practices and Related Risks of the Fund”.

C.    The following comments and responses relate to the Fund’s Part C:

1.     Comment: Under Item 32(c) of Form N-1A, it states to provide the information required by the table depicted for all commissions and other compensation received, directly or indirectly, from the Fund during the last fiscal year by each principal underwriter who is not an affiliated person of the Fund or any affiliated person of an affiliated person. Please state why this item is not applicable and correct the labeling of the items in Item 32 (currently Item 32(c) is referenced as item 32(b).

Response: We have made the appropriate updates.

2.     Comment: As stated in section 6(a) of the Securities Act of 1933, the signature page should be signed by the principal executive officer, principal financial officer and principal accounting officer.

Response: We have updated the signature page to include the principal executive officer and the  principal financial and accounting officer. The Treasurer of the Trust will be signing as the principal financial and accounting officer and the President of the Trust will be signing as the principal executive officer.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust